1555 Palm Beach Lakes Boulevard, Suite 310
West Palm Beach, FL 33401-2327
Tel: (561) 689-4441
Fax: (561) 659-0701
www.harriscramer.com

Michael D. Harris, Esq.
mharris@harriscramer.com

February 25, 2009

VIA EDGAR

Peggy Kim, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3628

Re:

Sunair Services Corporation

Schedule 14C filed by Michael Brauser, Michael Herman and Dru Schmitt

Filed February 2, 2009

File No. 1-04334

Dear Ms. Kim:

On behalf of our clients, Messrs. Michael Brauser, Michael Herman and Dru Schmitt (the “Insurgents”), we are responding to the Staff’s comment letter dated February 11, 2009. The numbers set forth below correspond to the numbers in the Staff’s comment letter:

Schedule 14C

1.

We note that the information under Item 4 in your amended Schedule 13D appears to contain soliciting material. A solicitation includes communications that are reasonably likely to result in the giving, withholding or revocation of a proxy. Refer to Rule 14a-1(1). Please file the information as additional soliciting material under Rule 14a-12 or advise us.

Response:  We strongly believe that the amended Schedule 13D is not soliciting material. As the Commission itself has recognized, whether a communication is a solicitation within the meaning of the Commission’s proxy rules is “not always clear.” Thomas W. Briggs, 50 Bus. Law. 99 104 (1994) (“Briggs 1”) (quoting Exchange Act Release No. 30,849 (June 24, 1992). Whether a communication is a “solicitation is a facts-and-circumstances test. Even the SEC has acknowledged that what constitutes a solicitation is therefore “not always clear”.  Thomas W. Briggs, Journal of Corp. Law. 681, 686 (Summer 2007) (“Briggs 2”).

The fact is the Insurgents have never had to, with one exception, solicit any proxies or consents since the persons they are relying upon to execute consents are either family members, business “partners” or persons they have known for a long period of time. The only exception is with regard to Massey Services, Inc. (“Massey”), with whom Mr. Michael Brauser has had continuous periodic discussions since he entered into a Consulting Agreement with them in September 2008. Indeed, the February 11th Schedule 13D/A attached a press release which said, in part, “the bottom line is that we filed the Information Statement because we have non-binding commitments from 10 people, including us who own a majority of outstanding shares.” There has been no need to solicit anyone; all our clients are trying to do is permit the majority of outstanding shares to have a say in the future direction of Sunair. Instead, they are battling an entrenched Board of Directors which increases its fees and is otherwise well compensated and uses the shareholders’ funds to thwart the will of a majority of outstanding shares.

Peggy Kim, Esq.

February 25, 2009

Nonetheless, even though we do not believe that the Schedule 13D/A constitutes soliciting material, we have filed it as Definitive Additional Materials under the cover of a Schedule 14A.

2.

Regarding the amended Schedule 13D, please advise us as to why you have not disclosed the shared voting power information given your arrangement to consent to the removal and replacement of Sunair’s board. In addition, please advise us as to what consideration has been given as to whether you, the other nominees, and Massey Services have formed a “group” under Rule 13d-5(b)(1). We may have further comment.

Response:  Whether a “Group” exists is another esoteric issue. “The cases are legion, and generally leave even the most knowledgeable lawyers wondering where exactly to draw the line…” Briggs 2 at 689. In summarizing recent court decisions in this area, Mr. Briggs notes the “continue reluctance” of courts to find a Group exists and “another court found that a flurry of investor emails and even a joint slate of directors among the investors were not enough to create an undisclosed Group.” Briggs 2 at 691 (footnote omitted).  See also Briggs 2 at 698 discussing “wolf packs of hedge funds”.

We strongly believe that the only members of the group are the five people who agreed to act together and vote together. They checked the Group box in the Schedule 13D. These five people are the three Insurgents, Mr. Joseph Q. DiMartini, who is Mr. Schmitt’s business “partner,” and Mr. Leon Brauser, who is Mr. Brauser’s father. The Insurgents have agreed to pay for all costs involved in connection with their attempt to cause Sunair to be sold, as well as their current attempt to remove the Board. We included Mr. DiMartini and Leon Brauser as Group members because of their unique relationship with the Insurgents. The remaining persons who have agreed to provide consents in addition to these five people, are six other shareholders. Each of these shareholders except for Massey has a preexisting relationship with one of the Insurgents. For example, one person often invests together with Mr. Michael Brauser. A second person has known Mr. Brauser for many years and is a close personal friend. He was a member of Sunair Investment Group, LLC (“SIG”), which was the vehicle Mr. Brauser used to invest in Sunair. A third person is a friend and has known Mr. Brauser for many years and is also a very close friend of the second investor. A fourth person has been a friend of Mr. Herman for approximately eight years and purchased his shares of Sunair at about the same time as Mr. Herman. He was fully aware of Mr. Herman’s purchase and former role with Sunair. A fifth shareholder has known Mr. Schmitt for approximately three to four years and is a business partner with Mr. Schmitt in a real estate investment. We believe there is a substantial difference from people who have orally agreed to sign consents (which agreements are non-binding) and being part of a Group, including sharing in the costs of the Group. We believe that these people should be treated like any other shareholder. These people have a long history of discussing Sunair with Mr. Michael Brauser, Mr. Herman or Mr. Schmitt but they have not communicated with this law firm in any substantive matter or otherwise been involved in the process which the Insurgents initiated to cause Sunair to be sold. They are simply shareholders concerned with the deterioration of Sunair’s business.

Insurgents’ litigation counsel filed a lawsuit in the Florida Circuit Court in Palm Beach County, Florida to enjoin distribution of false and misleading proxy materials to the shareholders of Sunair.  In addition, the lawsuit seeks an order to Sunair, its Board of Directors and its management to turnover a list of all shareholders of Sunair, as of a date certain, together with pre-addressed mailing labels to each shareholder.  The lawsuit also seeks declaratory relief that certain proxies are a nullity and seeks declaratory relief with regard to the Bylaws and the holding of a special meeting on 10 days’ notice. If that meeting occurs, we expect that each of the persons will personally attend, although we cannot make the same claim for Massey, which is an Orlando-based corporation. Our clients have a real and appreciable concern that the longer the consent solicitation and process is delayed, the less likely it is that Massey will vote with them or retain their shares. So clearly, Massey is not part of any group.

3.

On a supplemental basis, advise us as to how the insurgent group was formed. For example, tell us who and how many shareholders you contacted with respect to this solicitation, the nature of these contacts and the content of your communications. We may have further comment upon review of your response.

Response:  On a supplemental basis, Mr. Michael Brauser and Mr. Schmitt, together with Mr. DiMartini and Mr. Brauser’s father, were investors in Coconut Palm Capital Investors II, Ltd. (“Coconut Palm”)

Peggy Kim, Esq.

February 25, 2009

directly (or for Leon Brauser through SIG). They supplied the money with others which Coconut Palm invested in Sunair. Mr. Schmitt previously lived in Boca Raton and he and Mr. Brauser had a common interest as Sunair’s shareholders. With regard to Mr. Herman, Mr. Herman has been a shareholder for longer than the present management led by Mr. Richard Rochon, Chairman. Mr. Brauser reached out to him many years ago at the time he was making an investment in Sunair. Over the years, Messrs. Michael Brauser, Herman and Schmitt regularly communicated with each other with regard to their common interest with regard to Sunair. In July 2008, without conducting any search, Sunair appointed Jack Ruff as Chief Executive Officer. Mr. Ruff owns greater than 10% of a Company headed by Mr. Rochon which has a management services agreement with Sunair.  After hiring Mr. Ruff, Sunair did not reduce the fees charged by this company to provide management services. Mr. Brauser had telephone discussions with Messrs. Herman and Schmitt and they each agreed that they needed to do something to cause Sunair to be sold. They each had real concerns that the business of Sunair was deteriorating and following in the pattern set by the other two public companies managed by Mr. Rochon. At that time, Mr. Brauser made an unsolicited phone call to Massey and spoke with some of its senior officers. As a result, Massey advised Mr. Brauser it had an interest in purchasing Sunair (contrary to what Mr. Rochon has said) and entered into the Consulting Agreement with Mr. Brauser. There have been numerous telephone communications among the Insurgents and other telephone communications with the other six Sunair shareholders whom the Insurgents believe will support them. Obviously, Mr. Brauser had personal meetings from time to time with his father, and Mr. Schmitt had personal meetings from time to time with Mr. DiMartini. We would like to point out to the Staff that while technically Mr. Brauser could be deemed to have solicited 10 persons, the reality is it was probably only Massey that has been solicited. According to Briggs 1, “like minded shareholders seeking to organize themselves and coordinate their activities generally do not communicate with each other for the purpose of soliciting each others’ votes (footnote omitted). How they will vote is already a foregone conclusion.” 50 Bus. Law. at 106.

4.

Please revise to disclose the number of shares represented by the consents that you have received. Please also provide us with your analysis of the exemption upon which you relied to solicit these consents.

Response:  While as of this date no consents have been executed, the Insurgents believe that the total number of votes in support of their position is 6,624,540 which equals 50.6%. We have refrained from getting the executed consents because under Florida law, notice must be given to shareholders within 10 days after delivery of the consents to the issuer in contrast to Delaware law which merely requires “prompt notice.” Thus, we drafted the Schedule 14C assuming that once the Staff completes its comment process and appropriate amendments are made, the consents can be obtained at that time and the numbers completed in the Definitive Information Statement. Please also be aware of the fact that without a court ruling on the invalidity of the proxies and relief from a court on providing transfer records in a timely basis, we must also refrain from getting the consents executed. As for our analysis in terms of compliance with the 10-person exemption contained in Rule 14a-2(b)(2), please see the end of the response to Comment 3. The Insurgents have advised us that they have not solicited (as defined under Rule 14a-1(l)) anyone else.

5.

Please revise to include a background discussion of the contacts between the insurgents and the company during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the insurgent group and the material details of any discussions or correspondence.

Response:  The changes have been made at page 8 through 9 of the Information Statement.

6.

Please revise to state whether you are seeking to remove the six current directors with or without cause. Please also describe and quantify the financial consequences to the company in connection with the removal of the six directors.

Response:  The changes have been made at pages 1 through 3 of the Information Statement.

Peggy Kim, Esq.

February 25, 2009

Vote Required and Shareholder Approval, page 1

7.

Please revise to describe your basis for filling vacancies or electing directors by written shareholder consent under state law and Sunair’s governing documents.

Response:  We have provided an analysis of the Insurgents’ basis for filling vacancies and electing directors by written consent under Florida law and Sunair’s Articles of Incorporation and Bylaws at page 1 of the Information Statement.

Change in Control, page 2

8.

Please revise to state that there is no assurance that Mr. Charles Steinmetz, the remaining director, will serve with any of your board nominees.

Response:  The requested change has been made at page 2.

Beneficial Ownership, page 3

9.

We note that you state that Messrs. Michael and Leon Brauser, Schmitt, and Sturgis have offered their shares for sale to Massey Services. In addition, footnote (12) indicates that Massey Services purchased shares from Par Investment Partners, LP, an owner of 5% of Sunair’s common stock. It would appear that the number of shares owned by Massey Services should be greater than 1,260,972. In addition, we note that it does not appear that Massey Services has filed an amended Schedule 13D for these recent acquisitions. Please revise and advise us.

Response:  We have changed the appropriate beneficial ownership of Massey by including the shares covered by the alleged proxies held by the five Designated Directors that were offered to Massey. Massey has not accepted the offer or responded to it. I recently spoke with a senior executive of Massey and he made no reference to it nor did I inquire as to the status. Nonetheless, the Insurgents believe that Massey, if notified of beneficial ownership under the 60-day rule of Rule 13d-3, would instruct us to disclaim beneficial ownership. Accordingly, a disclaimer has been added to Note 12 at page 5. We can only guess that Massey has not amended its Schedule 13D because it has no intent to purchase the shares and not believe it can be deemed to be a beneficial owner. Frankly, it seems to be more of an issue of metaphysics rather than economic reality since Massey actually owns just under 10% of outstanding shares of Sunair which it purchased in private transactions. It is not likely that it can sell the shares in the open market except as a substantial loss due to the limited liquidity and its only realistic hope of avoiding a loss is if Sunair is sold to anyone at a net price which is greater than Massey’s purchase price.

10.

We note that Sunair’s definitive proxy statement refers to a proxy to vote granted to Coconut Palm in connection with the distribution of shares to Messrs. Brauser, Ferrari, Hayes, Rochon and Schmitt between August 31, 2005 and December 20, 2008 in exchange for the redemption of limited partnership interests. Please revise to address whether a proxy was provided under the limited partnership agreement and the distribution and redemption that occurred. In addition, please disclose who will make the initial determination regarding who has the voting rights with respect to the shares owned by Messrs. Michael and Leon Brauser, Schmitt, and Sturgis and the resulting impact on your ability to remove and replace the current directors.

Response:  None of Messrs. Leon Brauser, DiMartini, Schmitt and Sturgis have any recollection as to whether or not a proxy was given. Nonetheless, the Staff should be made aware of the fact that the shares of Sunair were originally purchased by Coconut Palm in a private placement. Two of the above mentioned individuals did not directly purchase the shares; rather, they invested in SIG. The shares were ultimately redeemed and transferred initially to SIG. Thereafter, they were transferred to each of the individuals. Mr Brauser signed a proxy when his shares were redeemed. However, the proxy was automatically revoked when Mr. Brauser offered his shares to Massey. Appropriate disclosure has been made at page 8 of the

Peggy Kim, Esq.

February 25, 2009

Information Statement including the fact that a lawsuit has been filed and the validity of any proxy will be determined by the Court. The Staff should be aware of the fact that on November 20, 2008, a Form 4 was filed by Coconut Palm, Mr. Rochon and Mario Ferrari, another director. This joint Form 4 indicated that it was filed as a 10% owner. The number of shares of common stock owned after reporting transactions that occurred on October 17, 2008 (obviously, a late filing) were 71,000. Obviously, the 10% beneficial ownership was based upon the number of derivatives securities owned by the group. Nonetheless, footnote (1) refers to a redemption of a limited partnership interest in the sale of common stock and warrants. It was only after the proxy was filed on Schedule 14A that Coconut Palm and Messrs. Rochon and Ferrari changed their method of calculating beneficial ownership and suddenly reported ownership of 4,914,700 shares plus warrants. Note 10 to the Schedule 14A states in part, “Coconut Palm has the sole power to vote pursuant to proxy agreements executed by its limited partners upon the redemption of the limited partnership interests in Coconut Palm.” The contrast between the November 20th Form 4 and the January 28th proxy is quite startling. We question whether counsel to Sunair which probably prepared the Form 4, feeling pressure from the Insurgents as evidenced by continued demands for the inspection of records as late as January 6, 2009, decided the Form 4 filing was harmful and reverted back to the prior submission with regard to the proxies. We believe the shallowness of this position is palpable.

Directors, page 6

11.

Please revise to describe the type of business conducted by each company under the descriptions of the business experience of each nominee.

Response:  The appropriate changes have been made at pages 6 through 7 of the Information Statement.

Certain Relationships and Related Transactions, page 8

12.

We note that your director nominees want to sell Sunair. Please revise to clarify that your nominees’ plans may change subject to their fiduciary duty to shareholders if they are elected.

Response:  The requested disclosure has been made at page 3 of the Information Statement.

13.

We note that the director nominees plan to retain an investment banking firm. Please revise to disclose that Sunair has retained Hyde Bank Capital, as stated in a Form 8-K filed on February 6, 2009.

Response:  The requested disclosure has been made at page 9 of the Information Statement.

Section 16(a) Beneficial Ownership Reporting Compliance, page 8

14.

Please revise to include the information required by Item 405 of Regulation S-K with respect to your nominees. We note that two of them own greater than 10% of the total number of shares outstanding.

Response:  Changes have been made to the section entitled “Section 16(a) Beneficial Ownership Reporting Compliance” as requested by the Staff.

In addition to all of the changes set forth above, additional changes have been made as appropriate, including reference to the pending litigation. Under separate cover “Tandy” Letter responses will be filed by each member of the Section 13D group, including the three Insurgents.

Peggy Kim, Esq.

February 25, 2009

If you have any questions, please contact me at 561-689-4441.

Sincerely yours,

/s/ Michael D. Harris
Michael D. Harris

MDH/cdv